UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wound Management Technologies, Inc.

(Name of Issuer)

Common Stock, $ .001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

CGI Cellerate RX, LLC
1375 Enclave Parkway Houston, TX 77077
512-320-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. CGI Cellerate RX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,322,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,322,339**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,322,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	244,322,339 aggregate shares of common stock (the “Common Stock) of the Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 16,959,339 shares of Common Stock at $0.09 per share as of December 31, 2018 and (ii) 227,363,000 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 480,965,524 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Catalyst Rochal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,322,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,322,339**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,322,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	244,322,339 aggregate shares of common stock (the “Common Stock) of the Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 16,959,339 shares of Common Stock at $0.09 per share as of December 31, 2018 and (ii) 227,363,000 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 480,965,524 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Ron Nixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,322,3399**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,322,339**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,322,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	244,322,339 aggregate shares of common stock (the “Common Stock) of the Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 16,959,339 shares of Common Stock at $0.09 per share as of December 31, 2018 and (ii) 227,363,000 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 480,965,524 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Brad Gurasich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,322,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,322,339**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,322,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	244,322,339 aggregate shares of common stock (the “Common Stock) of the Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 16,959,339 shares of Common Stock at $0.09 per share as of December 31, 2018 and (ii) 227,363,000 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 480,965,524 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Wound Management Technologies, Inc., a Texas corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”) on February 1, 2019 (the “Original Schedule 13D”), All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the information set forth in Item 4 hereof and such information is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended to read as follows:

On March 15, 2019 the Issuer entered into a Share Exchange Agreement with CGI pursuant to which the Issuer acquired the remaining 50% interest in Cellerate, LLC not owned by the Issuer in exchange for the issuance of 1,136,815 shares of the Issuer’s newly created Series F Convertible Preferred Stock. As of the effective date of the transaction, the issuer owns 100% of Cellerate, LLC.

Each share of Series F Convertible Preferred Stock may be converted at the option of the holder, at any time, into 200 shares of Common Stock. Additionally, each holder of Series F Convertible Preferred Stock is entitled to vote on all matters submitted for a vote of the Issuer's shareholders with votes equal to the number of shares of Common Stock into which such holder's Series F shares could then be converted. The Series F Convertible Preferred Stock is senior to the Common Stock as to the payment of dividends (if any) and the distribution of assets. Upon liquidation of the Issuer, holders of Series F Convertible Preferred Stock are entitled to a liquidation preference of $5 per share.

Following the closing of the transaction, Mr. Ron Nixon was elected to the Issuer’s Board of Directors. The Reporting Persons have no intention to exert control over the Issuer at this time.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

2.1	Share Exchange Agreement by and between Wound Management Technologies, Inc. and CGI Cellerate RX, LLC dated as of March 15, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on March 21, 2019).

10.5	Convertible Promissory Note to CGI Cellerate RX, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q, filed with the SEC on November 14, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2019

CGI CELLERATE RX, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

CATALYST ROCHAL, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

/s/ Brad Gurasich
Brad Gurasich

/s/ Ronald T. Nixon
Ronald T. Nixon